UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 25049

FORM 12b-25

Notification of Late Filing

Commission File Number: 000-25277

(Check one)

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

For period ended	March 31, 2004

      ☐  Transition Report on Form 10-K

      ☐  Transition Report on Form 20-F

      ☐  Transition Report on Form 11-K

      ☐  Transition Report on Form 10-Q

      ☐  Transition Report on Form N-SAR

For the transition period ended

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

                Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

	Full Name of Registrant	Pacific Magtron International Corp.

Former Name if Applicable

Address of principal executive office (Street and Number)		1600 California Circle

City, State and Zip Code	Milpitas, CA 95035

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

            (a)        The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒    (b)        The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c)        The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant is unable to timely file its report on Form 10-Q for the fiscal quarter ending March 31,2004, without unreasonable effort or expense, because of its inability to complete the required financial statements within a sufficient time for management to review the financial statements with its independent accountants. The Registrant anticipates completing the filing of its quarterly report on Form 10-Q no later than the 5th calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

    (1)        Name and telephone number of person to contact in regard to this notification.

Theodore S. Li	(408) 956-8888

(Name)	(Area Code) (Telephone Number)

    (2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒	Yes	☐	No

    (3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐	Yes	☒	No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Pacific Magtron International Corp.

(Name of Registrant as Specified in Charter)

        Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	March 17, 2004	By:	/s/ Theodore S. L

		Name:	Theodore S. Li

		Title:	Chief Executive Officer and Chief Financial Officer

    Instruction.        The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with this form.

ATTENTION

        Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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